SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Frederick’s of Hollywood Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

35582T108

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

Harbinger Group Inc.

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35582T108	Page 1 of 10

1	Name of reporting person FOHG Holdings, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 54,488,577 (see Item 5)
	8	Shared voting power 36,769,306 (see Item 5)
	9	Sole dispositive power 54,488,577 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 91,257,883 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 86.1% (see Item 5)
14	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 35582T108	Page 2 of 10

1	Name of reporting person Harbinger Group Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 54,488,577 (see Item 5)
	8	Shared voting power 36,769,306 (see Item 5)
	9	Sole dispositive power 54,488,577 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 91,257,883 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 86.1% (see Item 5)
14	Type of reporting person (see instructions) CO

SCHEDULE 13D

CUSIP No. 35582T108	Page 3 of 10

1	Name of reporting person Philip A. Falcone
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceeding is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 54,488,577 (see Item 5)
	8	Shared voting power 36,769,306 (see Item 5)
	9	Sole dispositive power 54,488,577 (see Item 5)
	10	Shared dispositive power 0 (see Item 5)
11	Aggregate amount beneficially owned by each reporting person 91,257,883 (see Item 5)
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☒
13	Percent of class represented by amount in Row (11) 86.1% (see Item 5)
14	Type of reporting person (see instructions) IN

CUSIP No. 35582T108	Page 4 of 10

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1 filed on September 30, 2013 and Amendment No. 2 filed on December 19, 2013 (as amended, the “Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation, with principal executive offices located at 6255 Sunset Boulevard, Hollywood, CA (the “Issuer”). This Amendment No. 3 supplements or amends the Schedule 13D as set forth herein.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 15, 2014, FOHG Holdings, LLC, a Delaware limited liability company (“FOHG Holdings”), FOHG Acquisition Corp., a New York corporation and wholly-owned subsidiary of FOHG Holdings, and the Issuer entered into Amendment No. 1 to Agreement and Plan of Merger, dated as of April 14, 2014 (“Amendment No. 1”). Pursuant to Amendment No. 1, the parties agreed to extend the Termination Date, as defined in the Merger Agreement, to June 15, 2014. Amendment No. 1 is attached as Exhibit 1 hereto and is incorporated herein by reference in its entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 106,012,808 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of March 11, 2014, which are comprised of (i) 39,273,254 shares of Common Stock and (ii) voting securities of the Issuer outstanding after giving effect to the exercise or conversion of (A) 58,056 shares of Series A Preferred Stock (as defined in Item 6 of the Schedule 13D), representing, in the aggregate, 6,552,127 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (B) 110,804 shares of Series B Preferred Stock, representing, in the aggregate, 44,321,600 shares of Common Stock, which are owned beneficially by the Reporting Persons, (C) warrants representing, in the aggregate, 1,000,000 shares of Common Stock, which are owned by Fursa and Arsenal and which the Reporting Persons may be deemed to beneficially own (as described herein), (D) warrants representing, in the aggregate, 1,500,000 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (E) certain Corresponding Securities (as defined below) representing, in the aggregate, 3,160,350 shares of Common Stock, which are not held by the Reporting Persons or the Rollover Shareholders, (F) Warrants representing, in the aggregate, 10,166,977 shares of Common Stock, which are beneficially owned by the Reporting Persons and (G) 38,500 shares of Common Stock that William F. Harley has the right to acquire through

CUSIP No. 35582T108	Page 5 of 10

the exercise of share options within the next sixty (60) days. As discussed further below, the Warrants may not be exercised unless the Corresponding Securities (as defined below) which are not beneficially owned by the Reporting Persons, are exercised or converted prior to, or simultaneously with, the exercise of the Warrants. Accordingly, for purposes of calculating percentage ownerships of Common Stock in this Schedule 13D, it is assumed that the warrants representing 3,160,350 shares of Common Stock not held by the Reporting Persons have been exercised.

(a, b) As of the date hereof, HGI (through HGI Funding and FOHG Holdings) may be deemed to beneficially own (i) 110,804 shares of Series B Preferred Stock, which are convertible into an aggregate of 44,321,600 shares of Common Stock, (ii) and 10,166,977 shares of Common Stock, which HGI Funding may purchase pursuant to warrants with exercise prices ranging from $0.01 to $1.21 per share (the “Warrants”). Pursuant to their terms, the Warrants are only exercisable upon a corresponding exercise or conversion of securities representing 10,166,977 shares of Common Stock, which are not owned beneficially by the Reporting Persons (“Corresponding Securities”), 3,160,350 of which are not held by the Reporting Persons or the Rollover Shareholders.

In addition, as a result of (i) the assignment of the Voting Agreement by Five Island to HGI Funding as defined and described in Amendment No. 1 to this Schedule 13D filed with the SEC on September 30, 2013 and (ii) the matters described in Item 4 of Amendment No. 2 to this Schedule 13D filed with the SEC on December 19, 2013, HGI (through HGI Funding and FOHG Holdings) may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to beneficially own 36,769,306 shares of Common Stock that are owned by the Rollover Shareholders (all of whom are parties to the Voting Agreement), and HGI and the Rollover Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

Accordingly, if HGI (through HGI Funding and FOHG Holdings) is deemed to beneficially own the 36,769,306 shares of Common Stock that are owned by the Rollover Shareholders, as of the date hereof, HGI (through HGI Funding) may be deemed to be the beneficial owner of 91,257,883 shares of Common Stock, constituting 86.1% of the outstanding voting securities of the Issuer. HGI (through HGI Funding and FOHG Holdings) has the sole power to vote or direct the vote of 0 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 36,769,306 shares of Common Stock (if HGI is deemed to beneficially own the shares of Common Stock that are owned by the Shareholders); has sole power to dispose or direct the disposition of 54,488,577 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

(a, b) As of the date hereof, neither HGI, FOHG Holdings nor Mr. Falcone own directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, HGI, FOHG Holdings and Mr. Falcone may be deemed to beneficially own the Common Stock owned by HGI Funding. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

(c) Other than as described in this Amendment No. 3, to the Reporting Persons’ knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

CUSIP No. 35582T108	Page 6 of 10

(d) To the Reporting Persons’ knowledge, no person other than the Rollover Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

All information contained in this Amendment No. 3 relating to (i) the Consortium Members (other than HGI Funding), (ii) the Rollover Shareholders (other than HGI Funding) and (iii) the shares of Common Stock owned by each of the Rollover Shareholders (other than HGI Funding) is based on information provided by such Consortium Member or Rollover Shareholder, respectively, and the Issuer. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraphs:

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Consortium Members and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Amendment No. 1 to Agreement and Plan of Merger by and among FOHG Holdings, LLC, FOHG Acquisition Corp., and Frederick’s of Hollywood Group, Inc., dated as of April 14, 2014 (incorporated by reference to Annex A to the Schedule 14A filed by the Issuer with the Securities and Exchange Commission on April 15, 2014).

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)
Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President
Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer
David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director
Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022		Executive Vice President & General Counsel
Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer
Lap Wai Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Gerald Luterman	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director
Eugene I. Davis	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation
Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1- 1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

See the Reporting Persons’ prior Schedule 13D filings and amendments thereto filed with respect to the Issuer regarding the disclosure required by Items 2(d) or 2(e) of Schedule 13D. There have been no material changes to such disclosure.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2014

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name:	Philip A. Falcone

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Frederick’s of Hollywood Group Inc. shall be filed on behalf of the undersigned.

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name:	Thomas A. Williams
Title:	Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name:	Philip A. Falcone